UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATI PHYSICAL THERAPY, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00216W109

(CUSIP Number)

Copy to:

James Westra

General Counsel and Managing Partner

Advent International Corporation

Prudential Tower

800 Boylston Street

Boston, MA 02199-8069

Copy to:

James R. Griffin

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, TX 75201

(214) 746-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.86%*
14	TYPE OF REPORTING PERSON CO

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of June 16, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.86%*
14	TYPE OF REPORTING PERSON OO

*

Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of June 16, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO ACQUISITION, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.86%*
14	TYPE OF REPORTING PERSON PN

*  Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of June 16, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS WILCO GP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 130,300,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 130,300,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,300,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 62.86%*
14	TYPE OF REPORTING PERSON CO

*  Calculation based on 207,282,536 shares of Class A Common Stock of the Issuer outstanding as of June 16, 2021 following the completion of the Business Combination (as defined in Item 6 of this Statement).

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-B LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-C LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-D LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-F LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-G LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP S.A.R.L.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION LUXEMBOURG

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON CO

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-E LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT INTERNATIONAL GPE VII-H LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII GP LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII—A 2014 LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII – A 2014 CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - B CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A CAYMAN LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS ADVENT PARTNERS GPE VII - A LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

CUSIP No. 00216W109	13D

1	NAMES OF REPORTING PERSONS GPE VII ATI CO-INVESTMENT LIMITED PARTNERSHIP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER See Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) See Item 5
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, $0.0001 par value per share (the “Common Stock), of ATI Physical Therapy, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 790 Remington Boulevard, Bolingbrook, Illinois 60440.

Item 2.	Identity and Background

This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Advent International Corporation (“Advent”), a Delaware Corporation;

2.	Advent International GPE VII, LLC (“Advent Top GC”), a Delaware limited liability company;

3.	Wilco Acquisition, LP, a Delaware limited partnership (“Wilco Acquisition”);

4.	Wilco GP, Inc., a Delaware corporation (“Wilco GP”);

5.	Advent International GPE VII Limited Partnership, a limited partnership organized under the laws of Luxembourg;

6.	Advent International GPE VII-B Limited Partnership, a limited partnership organized under the laws of Luxembourg;

7.	Advent International GPE VII-C Limited Partnership, a limited partnership organized under the laws of Luxembourg;

8.	Advent International GPE VII-D Limited Partnership, a limited partnership organized under the laws of Luxembourg;

9.	Advent International GPE VII-F Limited Partnership, a limited partnership organized under the laws of Luxembourg;

10.	Advent International GPE VII-G Limited Partnership, a limited partnership organized under the laws of Luxembourg;

11.	GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), a corporation organized under the laws of Luxembourg;

12.	Advent International GPE VII-A Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

13.	Advent International GPE VII-E Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

14.	Advent International GPE VII-H Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

15.	GPE VII GP Limited Partnership (“Advent GP Cayman”), a limited partnership organized under the laws of the Cayman Islands;

16.	Advent Partners GPE VII 2014 Limited Partnership, a Delaware limited partnership;

17.	Advent Partners GPE VII 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

18.	Advent Partners GPE VII - A 2014 Limited Partnership, a Delaware limited partnership;

19.	Advent Partners GPE VII - A 2014 Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

20.	Advent Partners GPE VII Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

21.	Advent Partners GPE VII - B Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

22.	Advent Partners GPE VII Limited Partnership, a Delaware limited partnership;

23.	Advent Partners GPE VII - A Cayman Limited Partnership, a limited partnership organized under the laws of the Cayman Islands;

24.	Advent Partners GPE VII - A Limited Partnership, a Delaware limited partnership;

25.	GPE VII ATI Co-Investment Limited Partnership (“Advent Co-Invest Fund”), a Delaware limited partnership;

The entities listed in subparagraphs (5) through (10) above are herein collectively referred to as “Advent Luxembourg Funds.” The entities listed in subparagraphs (12) through (14) above are herein collectively referred to as “Advent Cayman Funds.” The entities listed in subparagraphs (16) through (24) above are herein collectively referred to as “Advent AP Funds.”

Wilco GP, an affiliate of Advent, is the General Partner of Wilco Acquisition. Advent is the manager of Advent Top GC, which in turn is the General Partner of each of Advent GP Cayman, the Advent AP Funds, and the Advent Co-Invest Fund. Advent Top GC is also the manager of Advent GP Luxembourg, which is the General Partner of each of the Advent Luxembourg Funds. Advent GP Cayman is the General Partner of each of the Advent Cayman Funds.

The address of the principal business and the principal office of the Reporting Persons is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Advent is set forth on Schedule A to this Statement.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. A joint filing agreement among the Reporting Persons is attached as Exhibit 1 to this Statement and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3.

As described in Item 6 of this Statement, the securities reported on this Statement reflect the consummation of the Business Combination (as defined below) contemplated by the Merger Agreement (as defined below) and the transactions consummated in connection therewith.

Item 4.	Purpose of Transaction

The information set forth or incorporated by reference in Items 5 and 6 of this Statement is incorporated by reference into this Item 4.

On June 16, 2021 (the “Closing Date” of the “Merger” as defined below and described in Item 6 of this Statement), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of 130,300,000 shares of Common Stock in the Merger. The Reporting Persons also may acquire Earnout Shares (as defined and described in Item 6 of this Statement) in the future. It is expected that distributions in kind of shares of Common Stock held by Wilco Acquisition will be effected to its partners, and by the other Reporting Persons to their investors, members, limited partners or other equityholders from time to time. The Reporting Persons generally intend to dispose of some or all of the shares of Common Stock beneficially owned by them in the open market, in privately negotiated transactions, through derivative transactions, through public offerings, through distributions to their investors, or otherwise, subject to market conditions, legal and regulatory requirements, and contractual limitations. The Reporting Persons make no commitment in terms of completing any dispositions or the timing of any such dispositions, which will depend on market conditions including the price of shares of Common Stock, and on such other factors considered relevant to the Reporting Persons. The Reporting Persons expect to communicate with the Company’s board of directors (“Board”), members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board.

As further described in Item 6 of this Statement, the Stockholders’ Agreement (as defined below), provides for certain rights and obligations of the Reporting Persons relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, including John Maldonado, who is a Managing Partner of Advent, and Carmine Petrone, who is a Managing Director of Advent, in their fiduciary capacity as a director of the Company.

The Reporting Persons intend to review their investment in the Issuer continually, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the sale, transfer or other disposition of shares of Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”) in public or private transactions; (b) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (c) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, or otherwise; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer’s business or corporate structure; (j) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated by reference in Items 2 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b) The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D, as of June 28, 2021, are incorporated herein by reference. As of June 28, 2021, the Reporting Persons beneficially owned in the aggregate 130,300,000 shares of Common Stock, which represent approximately 62.86% of the outstanding shares (based on 207,282,536 shares outstanding as of the Closing Date and following the Issuer’s consummation of the Business Combination as reported by the Issuer in its Form 8-K filed with the SEC on June 23, 2021, the “Outstanding Shares”). All of such shares beneficially owned by the Reporting Persons were directly held by Wilco Acquisition. The other Reporting Persons may be deemed to beneficially own shares held by Wilco Acquisition by virtue of their direct and indirect ownership interests in Wilco Acquisition and its general partner, Wilco GP. The shares are indirectly owned by Advent and certain of its related entities as follows: (i) Advent GP Luxembourg, including shares indirectly owned through the Advent Luxembourg Funds; (ii) Advent GP Cayman, including shares owned through the Advent Cayman Funds; (iii) the Advent AP Funds; and (iv) the Advent Co-Invest Fund. The foregoing excludes the contingent right to receive up to 15,000,000 Earnout Shares (as defined and described in Item 6 of this Statement).

As a result of the Transaction Agreements (as defined and described in Item 6 of this Statement), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Common Stock covered by the Transaction Agreements.

(c) Except pursuant to the Merger, none of the Reporting Persons effected transactions in Common Stock during the past 60 days. To the Reporting Persons’ knowledge, none of the individuals listed on Schedule A to this Statement effected transactions in Common Stock during the past 60 days.

(d) Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock owned by such Reporting Person.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6.

Merger Agreement

On June 16, 2021 (the “Closing Date”), the Issuer, previously known as Fortress Value Acquisition Corp. II (“FAII”), acquired Wilco Holdco, Inc., a Delaware corporation (“Wilco”), pursuant to an Agreement and Plan of Merger entered into as of February 21, 2021 (the “Merger Agreement”), by and among FAII, FVAC Merger Corp. II, a direct, wholly-owned subsidiary of FAII (“Merger Sub”) and Wilco, which provided, among other things, for the merger of Merger Sub with and into Wilco, with Wilco being the surviving corporation (the “Merger”, and together with the other transactions contemplated by the Merger Agreement, the “Business Combination”).

Pursuant to the Merger Agreement, at the effective time of the Merger on June 16, 2021 (the “Effective Time”), the shares of common stock of Wilco outstanding immediately prior to the Effective Time (100% of which were owned by Wilco Acquisition) were converted into (i) the right to receive 130,300,000 shares of Common Stock on the Closing Date and (ii) a contingent right to receive not more than an aggregate of 15,000,000 shares of Common Stock (the “Earnout Shares”) if the volume-weighted average price of a share of Common Stock (“VWAP”) exceeds certain thresholds at any time between the Closing Date and the ten year anniversary of the Closing Date. With respect to the Earnout Shares, in general, in the event the VWAP is greater than (a) $12.00 for at least five days out of a period of ten consecutive trading days ending on the trading day immediately prior to the date of determination, there shall be a one-time issuance by the Company of 5,000,000 shares, (b) $14.00 for at least five days out of a period of ten consecutive trading days ending on the trading day immediately prior to the date of determination, there shall be a one-time issuance by the Company of 5,000,000 shares, and (c) $16.00 for at least five days out of a period of ten consecutive trading days ending on the trading day immediately prior to the date of determination, there shall be a one-time issuance by the Company of 5,000,000 shares. The price targets and the number of Earnout Shares to be issued are to be equitably adjusted for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event affecting shares of Common Stock.

Stockholders Agreement

In connection with the execution of the Merger Agreement, FAII, and Wilco Acquisition, Wilco GP, each of the Advent Luxembourg Funds, each of the Advent Cayman Funds, each of the Advent AP Funds and Advent Co-Investment Fund (collectively, the “Advent Stockholders”) entered into a Stockholders Agreement dated as of February 21, 2021, and effective as of the Effective Time (the “Stockholders Agreement”). In general, pursuant to the Stockholders Agreement, among other things, the Advent Stockholders have the right to designate for nomination to the Issuer’s Board, at least (a) five directors if the Advent Stockholders hold equal to or greater than 50% of the outstanding shares of Common Stock, (b) four directors if the Advent Stockholders hold less than 50% but equal to or greater than 38% of the outstanding shares of Common Stock, (c) three directors if the Advent Stockholders hold less than 38% but equal to or greater than 26% of the outstanding shares of Common Stock, (d) two directors if the Advent Stockholders hold less than 26% but equal to or greater than 13% of the outstanding shares of Common Stock, and (e) one director if the Advent Stockholders hold less than 13% but equal to or greater than 5% of the outstanding shares of Common Stock.

Pursuant to the Stockholders Agreement, among other things, the Company agreed that as of the Effective Time the size of the Board would be set at eight directors. For so long as the Advent Stockholders have the right to designate a nominee, the Company may not increase the size of the Board in excess of eight members without prior consent of the requisite Advent Stockholders. In the event that the size of the Board is increased, the number of nominees that the Advent Stockholders are entitled to designate for nomination is to be proportionately adjusted. Pursuant to the Stockholders Agreement, the Issuer and the Advent Stockholders agreed that the Issuer’s Board would initially be constituted as follows: Labeed Diab and Andrew McKnight as Class I directors; John Maldonado, James Parisi and Joanne Burns as Class II directors; Chris Krubert, John Larsen and Carmine Petrone as Class III directors.

Registration Rights Agreement

Concurrently with the execution of the Merger Agreement, but effective upon the consummation of the Business Combination, the Issuer entered into an Amended and Restated Registration Rights Agreement dated as of February 21, 2021 (the “A&R Registration Rights Agreement”), with Fortress Acquisition Sponsor II LLC (the “Sponsor”), existing holders of certain securities of the Issuer (the “Existing Holders”) and certain other parties, including Wilco Acquisition, listed on the signature pages thereto (the “New Holders,” collectively with the Sponsor, the Existing Holders, and each other person who has executed and delivered a joinder thereto, the “RRA Parties”). The A&R Registration Rights Agreement was amended by a First Amendment, dated as of June 16, 2021 (the “First Amendment to A&R RRA,” and as so amended, the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the RRA Parties will be entitled to registration rights in respect of certain shares of Common Stock and certain other equity securities of the Issuer that are held by the RRA Parties from time to time. The Registration Rights Agreement provides that Issuer will, as soon as practicable but no later than 15 business days following the Closing Date, file with the SEC a shelf registration statement registering the resale of certain shares of Common Stock certain other equity securities of the Issuer held by the RRA Parties and will use its reasonable best efforts to have such shelf registration statement declared effective as soon as practicable after the filing thereof. Each of the RRA Parties and their respective permitted transferees will be entitled to certain demand registration rights in connection with an underwritten shelf takedown offering, in each case subject to certain offering thresholds, applicable lock-up restrictions, issuer suspension periods and certain other conditions. The majority-in-interest of the RRA Parties and their permitted transferees will also be entitled to certain demand registration rights when the Issuer does not have an effective shelf registration statement, which will be limited to three demand registrations, subject to applicable lock-up restrictions, issuer suspension periods and certain other conditions. In addition, the RRA Parties have certain “piggy-back” registration rights, subject to customary underwriter cutbacks, issuer suspension periods and certain other conditions.

The Registration Rights Agreement also provides, among other things, that the shares of Common Stock issued to the Sponsor, the Existing Holders, and the New Holders will be subject to a lock-up period from the Effective Time until the earlier to occur of (a) 180 days after the Effective Time and (b) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares for cash.

The foregoing descriptions of the Merger Agreement, Stockholders Agreement, A&R Registration Rights Agreement, and First Amendment to A&R RRA (collectively, the “Transaction Agreements”) do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 2, 3, 4 and 5 to this Statement, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of June 28, 2021, by and among the Reporting Persons (filed herewith).

2	Agreement and Plan of Merger, dated as of February 21, 2021, by and among Fortress Value Acquisition Corp. II, FVAC Merger Corp. II and Wilco Holdco, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K of the Company on February 22, 2021 and incorporated herein by reference).

3	Stockholders Agreement dated February 21, 2021, by and among the Fortress Value Acquisition Corp. II and the other parties thereto (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Company on February 22, 2021 and incorporated herein by reference).

4	Amended and Restated Registration Rights Agreement, dated as of February 21, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC and the other parties thereto (filed as Exhibit 10.4 to the Current Report on Form 8-K of the Company on February 22, 2021 and incorporated herein by reference).

5	First Amendment to Amended and Restated Registration Rights Agreement, dated as of June 16, 2021, by and among Fortress Value Acquisition Corp. II, Fortress Acquisition Sponsor II LLC and the other parties thereto (filed as Exhibit 10.5 to the Current Report on Form 8-K of the Company on June 23, 2021 and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: June 28, 2021	ADVENT INTERNATIONAL CORPORATION

/s/ James Westra
	Name:	James Westra
	Title:	General Counsel and Managing Partner

Date: June 28, 2021	WILCO ACQUISITION, LP
By: WILCO GP, INC., GENERAL PARTNER

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: June 28, 2021	WILCO GP, INC.

/s/ John Maldonado
	Name:	John Maldonado
	Title:	President

Date: June 28, 2021	ADVENT INTERNATIONAL GPE VII LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-B LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-C LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-D LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-F LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-G LIMITED
PARTNERSHIP

By: GPE VII GP S.A.R.L., GENERAL PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Jarlyth Gibson
Name: Jarlyth Gibson
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

ADVENT INTERNATIONAL GPE VII-A LIMITED
Date: June 28, 2021	PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-E LIMITED
PARTNERSHIP
ADVENT INTERNATIONAL GPE VII-H LIMITED
PARTNERSHIP

By: GPE VII GP LIMITED PARTNERSHIP, GENERAL
PARTNER
By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: June 28, 2021	ADVENT PARTNERS GPE VII 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A 2014 CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII CAYMAN LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—B CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII LIMITED
PARTNERSHIP
ADVENT PARTNERS GPE VII—A CAYMAN
LIMITED PARTNERSHIP
ADVENT PARTNERS GPE VII—A LIMITED
PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: June 28, 2021	GPE VII ATI CO-INVESTMENT LIMITED
PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: June 28, 2021	GPE VII GP S.A.R.L.

By: ADVENT INTERNATIONAL GPE VII, LLC,
MANAGER and

/s/ Jarlyth Gibson
Name: Jarlyth Gibson
Title: Manager

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER

/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: June 28, 2021	GPE VII GP LIMITED PARTNERSHIP

By: ADVENT INTERNATIONAL GPE VII, LLC,
GENERAL PARTNER
By: ADVENT INTERNATIONAL CORPORATION,
MANAGER
/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

Date: June 28, 2021	ADVENT INTERNATIONAL GPE VII, LLC

By: ADVENT INTERNATIONAL CORPORATION,
MANAGER
/s/ James Westra
Name: James Westra
Title: General Counsel and Managing Partner

SCHEDULE A

1. Advent International Corporation

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Advent International Corporation (“Advent”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Mr. Brocklebank is a citizen of the United Kingdom. Mr. Etlin is a citizen of Brazil. Mr. Janshen is a citizen of Germany.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Thomas H. Lauer Steven M. Tadler John F. Brooke Mark Hoffman David M. Mussafer John L. Maldonado

Director

Director

Director; Managing Director of Brooke Private Equity Associates

Director

Director; Chairman & Managing Partner; Executive Officers’ Committee Member

Director; Senior Vice President & Managing Partner; Executive Officers’ Committee Member

David M. McKenna	Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
Richard F. Kane Eileen Sivolella James R. Westra Andrew D. Dodge Heather R. Zuzenak Jarlyth H. Gibson James G.A. Brocklebank Patrice Etlin Jan Janshen

Senior Vice President of Operations and Business Development & Managing Director; Assistant Secretary

Senior Vice President & Managing Director; Chief Financial Officer; Treasurer; Assistant Secretary

Senior Vice President & Managing Partner; Chief Legal Officer; General Counsel

Vice President; Deputy General Counsel; Secretary

Chief Compliance Officer

Risk Officer; Assistant Treasurer

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

Senior Vice President & Managing Partner; Executive Officers’ Committee Member

2. Wilco GP, Inc.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Wilco GP, Inc. (“Wilco GP”), are set forth below. If no business address is given, the director’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Wilco GP. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
John L. Maldonado Christopher Pike Dylan Bates	Director; President Director; Treasurer and Secretary Director

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Directors)
N/A

3. GPE VII GP S.a.r.l.

The name, business address, title, present principal occupation or employment of each of the managers and executive officers of GPE VII GP S.a.r.l. (“Advent GP Luxembourg”), are set forth below. If no business address is given, the manager’s or executive officer’s business address is Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-8069. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advent GP Luxembourg. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. Ms. Harroch is a citizen of France. Mr. Nuccio is a citizen of the United Kingdom.

Name	Present Principal Occupation Including Name and Address of Employer
Managers
Advent International GPE VII, LLC	Manager
Justin Nuccio Linda Harroch Jarlyth Gibson	Manager Manager Manager

Name	Present Principal Occupation Including Name and Address of Employer
Executive Officers (Who Are Not Managers)

N/A